Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Archer Daniels Midland Company for the registration of debt securities, warrants to purchase debt securities, preferred stock, common stock, warrants to purchase common stock, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 17, 2017, with respect to the consolidated financial statements and schedule of Archer Daniels Midland Company, and the effectiveness of internal control over financial reporting of Archer Daniels Midland Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri,

August 4, 2017